April 24, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: SEATech Ventures Corp.

Form S-1

Filed March 22, 2019

File No. 333-230479

To the men and women of the SEC:

On behalf of SEATech Ventures Corp., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated April 16, 2019 addressed to Mr. Seong, the Company’s President, with respect to the Company’s filing of its S-1 on March 22, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Registration Statement on Form S-1, file no. 333-230479, filed on March 22, 2019

The Company, page 2

1. We note that you have nominal operations and assets. It appears, therefore, that you are a shell company as defined under Rule 405 of the Securities Act of 1933. Please revise your filing to disclose that you are a shell company as defined under the Securities Act, and to discuss the resale limitations of Rule 144(i) in your filing.

Company Response:

We do not believe we are a shell company as defined under Rule 405 of the Securities Act of 1933.

The Commission, in Release No. 33-8869 (the “Release”), defines a “shell company” to mean a Company, other than an asset-backed issuer, that has:

(A) No or nominal operations; and

(B) Either:

(1)  No or nominal assets;

(2)  Assets consisting solely of cash and cash equivalents; or

(3)  Assets consisting of any amount of cash and cash equivalents and nominal other assets.

The above definition of a shell company does not include a “start-up” company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K.

SEATech Ventures Corp. is considered a start-up stage company pursuing an actual business.

Footnote 172 to SEC Release No. 33-8587 (the “Release”) states that “Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a ‘startup company,’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations.’”

In adopting the definition of a shell company in the “Release”, the Commission also stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company.

As such, under the Rule, the threshold for what is considered “nominal” is, to a large degree, subjective and based upon facts and circumstances of each individual case.

SEATech Ventures, Corp contends that it has more than nominal operations given the fact that the Company has initiated operations in December of 2018, whereas it began offerings services to a client, specifically, to host an event on behalf of the client whereas entrepreneurs could attend, link up, and create relationships with other entrepreneurs. These services resulted in revenue generated in the amount of $8,000.

It should be noted that the Company has also, to date, actively marketed its array of services directly towards 16 potential ICT industry clients ranging from locations such as Singapore, Taiwan, Malaysia, Thailand, Indonesia and China.

Such marketing efforts have resulted in the consolidation of two new clients, whereas the Company will be providing mentoring and corporate development services at a fixed fee of USD5,000 to each new client.

In light of the fact that the above SEC release was not put together with the intent to categorize “start-ups” with a true business plan, such as SEATech Ventures Corp., and coupled with the fact that the Company has acquired several clients, and generated revenues, having conducted a level of operations the Company believes to be more than nominal, the Company believes it is not a shell Company pursuant to the aforementioned definition and SEC Release.

Management's Discussion and Analysis

Plan of Operations, page 16

2. We note that your plan of operations discloses the maximum amount of funds to be raised from the offering of $150,000. Please explain to us and/or revise the amount to be raised if all shares are sold to align with your prospectus and use of proceeds which disclose a maximum amount of $500,000.

Company Response:

We have amended the first paragraph in the Plan of Operations section on page 16 to clarify what is being referred to in regards to the aforementioned $150,000.

Revenues, page 16

3. Please revise to discuss the source of revenues of $8,000 for the period ended December 31, 2018.

Company Response:

We have added the following clarification on page 16:

“The revenue generated was the result of services rendered to a client pursuant to a “Memorandum Of Understanding” (also referred to as MOU). Specifically, the Company hosted an event on behalf of a client whereas entrepreneurs could attend, link up, and create relationships with other entrepreneurs.”

Executive Compensation, page 28

4. Please confirm and revise as necessary that the totals column for each NEO is "nil."

Company Response:

We confirm that the totals column for each NEO is “nil”.

General

5. We note that you cite to industry research for information and statistics concerning the industry in which you intend to operate. Please provide us with marked copies of any materials that support these and other third-party statements, clearly cross-referencing each statement with the underlying factual support. Confirm for us that these documents are publicly available. We note by way of example only the references to Hong-Kong Industry Profiles and Global ICT Spending on page 17 of your registration statement.

Company Response:

The Company requests additional clarification as to whether or not it is being requested to mail in physically marked copies of the sources being relied upon for the Industry Overview. Nevertheless, the Company has updated the Industry Overview to clearly indicate and reference where supporting statistics are being drawn from within the sources cited in the Registration Statement.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 24, 2019

/s/ Chin Chee Seong

Chin Chee Seong

President